Exhibit 99.1

On the date hereof, ARACRUZ CELULOSE S/A ("ARACRUZ" or "the Company"), for the purposes of what is set forth in article 118 of Law 6404, enacted on December 15, 1976, received and filed in its own records a shareholders agreement (the "Shareholders Agreement") dated February 5, 2003, entered into by and between, on one side, Arapar S/A and Lorentzen Empreendimentos S/A (collectively "Grupo Lorentzen") and, on the other side, Sodepa Sociedade de Empreendimentos, Publicidade e Participacoes S/A ("SODEPA"). Each of the Parties holds approximately 28% of Aracruz' voting shares.

Notwithstanding the shareholders agreement executed by the same parties together with Votorantim Celulose e Papel S/A ("VCP") and BNDES Participacoes S/A - BNDESPAR ("BNDESPAR"), dated January 22, 1988, which will be in force and effect until May 11, 2008 (the "Original Agreement"), the Shareholders Agreement filed on the date hereof, which will be in force for sixteen (16) years from the date of its execution, exclusively aims to rule the exercise of Grupo Lorentzen and SODEPA's patrimonial rights, establishing rules related to (i) the sale of its shares (in force during the term of the Original Agreement), (ii) the preferential rights to purchase such shares, and (iii) the right to a tag along sale (the latter two will be in force as from the Original Agreement's end of term).

As the Shareholders Agreement exclusively rules patrimonial rights of the parties thereto, it does not contemplate the exercise of voting rights, which will remain ruled by the Original Agreement executed by and among Grupo Lorentzen, SODEPA, VCP and BNDESPAR, according to which ARACRUZ's controlling shareholders commit themselves to perform uniformly and in the same direction in all shareholders general meetings of the Company.

                           Aracruz, February 7, 2003.

                           Carlos Augusto Lira Aguiar
             Chief Executive Officer and Investor Relations Officer